

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2013

<u>Via E-Mail</u>
Jonathan New
Chief Executive Officer
Net Element International, Inc.
1450 South Miami, Ave.
Miami, Florida, 33130

> **Re:** **Net Element International, Inc.**
> **Post-Effective Amendment No. 3 on Form S-3 to Registration Statement on**
> **Form S-4**
> **Filed April 26, 2013**
> **File No. 333-182076**

Dear Mr. New:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Part II.</u>

<u>Item 16. Exhibits.</u>

1.   The legal opinion filed on August 23, 2012, as exhibit 5.1 and incorporated into the filing, assumes certain facts that are currently readily ascertainable. For example, it appears the merger and re-domiciliation transactions were completed, yet the opinion fails to reflect those developments. Accordingly, please submit a revised opinion that removes the assumptions to reflect readily determinable facts, or explain to us why this assumption is appropriate. Refer to Section II.B.3.a of SEC Staff Legal Bulletin No. 19. Please also ensure that the opinion specifies the number of shares that it concerns.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or in his absence, me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-Mail
       William N. Haddad, Esq.
       Reed Smith LLP